SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Memorial Production Partners LP

(Name of Issuer)

Common units representing limited partnership interests

(Title of Class of Securities)

586048 100

(CUSIP Number)

John A. Weinzierl

Memorial Production Partners GP LLC

500 Dallas Street, Suite 1800

Houston, Texas 77002

(713) 588-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 9, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number 586048 100

1	Names of reporting persons MRD Holdco LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 310,192
	8	Shared voting power: 0
	9	Sole dispositive power: 310,192
	10	Shared dispositive power: 0
11	Aggregate amount beneficially owned by each reporting person 310,192
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.4% (1)
14	Type of reporting person (see instructions) OO (Limited Liability Company)

(1)	See Item 5 for additional information.

1	Names of reporting persons Natural Gas Partners VIII, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 310,192 (1)
	9	Sole dispositive power: 0
	10	Shared dispositive power: 310,192 (1)
11	Aggregate amount beneficially owned by each reporting person 310,192 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.4% (1)(2)
14	Type of reporting person (see instructions) PN

(1)	MRD Holdco LLC (“MRD Holdco”) is controlled by Natural Gas Partners VIII, L.P. (“NGP VIII”), Natural Gas Partners IX, L.P. (“NGP IX”) and NGP IX Offshore Holdings, L.P. (“NGP IX Offshore”). NGP VIII controls an approximate 50.3% membership interest in MRD Holdco and, together with NGP IX and NGP IX Offshore, appoints all of the managers to the board of managers of MRD Holdco. NGP VIII may be deemed to share voting and dispositive power over the reported securities of MRD Holdco; thus, NGP VIII may also be deemed to be the beneficial owner of the reported securities of MRD Holdco. NGP VIII disclaims beneficial ownership of the reported securities of MRD Holdco in excess of its pecuniary interest in the securities.
(2)	See Item 5 for additional information.

1	Names of reporting persons Natural Gas Partners IX, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 310,192 (1)
	9	Sole dispositive power: 0
	10	Shared dispositive power: 310,192 (1)
11	Aggregate amount beneficially owned by each reporting person 310,192 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.4% (1)(2)
14	Type of reporting person (see instructions) PN

(1)	MRD Holdco is controlled by NGP VIII, NGP IX and NGP IX Offshore. NGP IX controls an approximate 47.2% membership interest in MRD Holdco and, together with NGP IX and NGP IX Offshore, appoints all of the managers to the board of managers of MRD Holdco. NGP IX may be deemed to share voting and dispositive power over the reported securities of MRD Holdco; thus, NGP IX may also be deemed to be the beneficial owner of the reported securities of MRD Holdco. NGP IX disclaims beneficial ownership of the reported securities of MRD Holdco in excess of its pecuniary interest in the securities.
(2)	See Item 5 for additional information.

1	Names of reporting persons NGP IX Offshore Holdings, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 310,192 (1)
	9	Sole dispositive power: 0
	10	Shared dispositive power: 310,192 (1)
11	Aggregate amount beneficially owned by each reporting person 0(1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.4% (1)(2)
14	Type of reporting person (see instructions) PN

(1)	MRD Holdco is controlled by NGP VIII, NGP IX and NGP IX Offshore. NGP IX Offshore controls an approximate 2.4% membership interest in MRD Holdco and, together with NGP VIII and NGP IX, appoints all of the managers to the board of managers of MRD Holdco. NGP IX Offshore may be deemed to share voting and dispositive power over the reported securities of MRD Holdco; thus, NGP IX Offshore may also be deemed to be the beneficial owner of the reported securities of MRD Holdco. NGP IX Offshore disclaims beneficial ownership of the reported securities of MRD Holdco in excess of its pecuniary interest in the securities.
(2)	See Item 5 for additional information.

1	Names of reporting persons G.F.W. Energy VIII, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 310,192 (1)
	9	Sole dispositive power: 0
	10	Shared dispositive power: 310,192 (1)
11	Aggregate amount beneficially owned by each reporting person 0(1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.4% (1)(2)
14	Type of reporting person (see instructions) PN

(1)	MRD Holdco is controlled by NGP VIII, NGP IX and NGP IX Offshore. NGP VIII, NGP IX and NGP IX Offshore collectively control an 100% membership interest in MRD Holdco and collectively appoint all of the managers to the board of managers of MRD Holdco. G.F.W. Energy VIII, L.P. (“GFW Energy VIII”) is the general partner of NGP VIII. Accordingly, GFW Energy VIII may be deemed to share voting and dispositive power over the reported securities, and as a result may also be deemed to be the beneficial owner of these securities. GFW Energy VIII disclaims beneficial ownership of the reported securities in excess of such entity’s pecuniary interest in the securities.
(2)	See Item 5 for additional information.

1	Names of reporting persons GFW VIII, L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 310,192 (1)
	9	Sole dispositive power: 0
	10	Shared dispositive power: 310,192 (1)
11	Aggregate amount beneficially owned by each reporting person 0(1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.4% (1)(2)
14	Type of reporting person (see instructions) OO (Limited Liability Company)

(1)	MRD Holdco is controlled by NGP VIII, NGP IX and NGP IX Offshore. NGP VIII, NGP IX and NGP IX Offshore collectively control an 100% membership interest in MRD Holdco and collectively appoint all of the managers to the board of managers of MRD Holdco. GFW VIII, L.L.C. (“GFW VIII”) is the sole general partner of GFW Energy VIII, which is the general partner of NGP VIII. Accordingly, GFW VIII may be deemed to share voting and dispositive power over the reported securities, and as a result may also be deemed to be the beneficial owner of these securities. GFW VIII disclaims beneficial ownership of the reported securities in excess of such entity’s pecuniary interest in the securities.
(2)	See Item 5 for additional information.

1	Names of reporting persons G.F.W. Energy IX, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 310,192 (1)
	9	Sole dispositive power: 0
	10	Shared dispositive power: 310,192 (1)
11	Aggregate amount beneficially owned by each reporting person 0(1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.4% (1)(2)
14	Type of reporting person (see instructions) PN

(1)	MRD Holdco is controlled by NGP VIII, NGP IX and NGP IX Offshore. NGP VIII, NGP IX and NGP IX Offshore collectively control an 100% membership interest in MRD Holdco and collectively appoint all of the managers to the board of managers of MRD Holdco. G.F.W. Energy IX, L.P. (“GFW Energy IX”) is the general partner of NGP IX and NGP IX Offshore. Accordingly, GFW Energy IX may be deemed to share voting and dispositive power over the reported securities, and as a result may also be deemed to be the beneficial owner of these securities. GFW Energy IX disclaims beneficial ownership of the reported securities in excess of such entity’s pecuniary interest in the securities.
(2)	See Item 5 for additional information.

1	Names of reporting persons GFW IX, L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 310,192 (1)
	9	Sole dispositive power: 0
	10	Shared dispositive power: 310,192 (1)
11	Aggregate amount beneficially owned by each reporting person 0(1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.4% (1)(2)
14	Type of reporting person (see instructions) OO (Limited Liability Company)

(1)	MRD Holdco is controlled by NGP VIII, NGP IX and NGP IX Offshore. NGP VIII, NGP IX and NGP IX Offshore collectively control an 100% membership interest in MRD Holdco and collectively appoint all of the managers to the board of managers of MRD Holdco. GFW IX, L.L.C. (“GFW IX”) is the sole general partner of GFW Energy IX, which is the general partner of NGP IX and NGP IX Offshore. Accordingly, GFW IX may be deemed to share voting and dispositive power over the reported securities, and as a result may also be deemed to be the beneficial owner of these securities. GFW IX disclaims beneficial ownership of the reported securities in excess of such entity’s pecuniary interest in the securities.
(2)	See Item 5 for additional information.

1	Names of reporting persons NGP Energy Capital Management, L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 310,192 (1)
	9	Sole dispositive power: 0
	10	Shared dispositive power: 310,192 (1)
11	Aggregate amount beneficially owned by each reporting person 0(1)
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.4% (1)(2)
14	Type of reporting person (see instructions) OO (Limited Liability Company)

(1)	MRD Holdco is controlled by NGP VIII, NGP IX and NGP IX Offshore. NGP VIII, NGP IX and NGP IX Offshore collectively control an 100% membership interest in MRD Holdco and collectively appoint all of the managers to the board of managers of MRD Holdco. GFW VIII has delegated full power and authority to manage NGP VIII, and GFW IX has delegated full power and authority to manage NGP IX and NGP IX Offshore, respectively, to NGP Energy Capital Management, L.L.C. (“NGP ECM”) and accordingly, NGP ECM may be deemed to share voting and dispositive power over these securities, and as result may be deemed to beneficially own these reported securities. NGP ECM disclaims beneficial ownership of the reported securities in excess of such entity’s pecuniary interest in the securities.
(2)	See Item 5 for additional information.

1	Names of reporting persons Memorial Production Partners GP LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power: 0
	8	Shared voting power: 0
	9	Sole dispositive power: 0
	10	Shared dispositive power: 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.0% (1)
14	Type of reporting person (see instructions) OO (Limited Liability Company)

(1)	MRD Holdco controls the voting power of over 50% of the outstanding shares of common stock of, and has the right to appoint up to three of the directors of the Board of Directors of, Memorial Resource Development Corp. (“Memorial Resource”). Memorial Resource controls Memorial Production Partners GP LLC (the “General Partner”), the general partner of the Issuer. The General Partner owns 86,797 general partner units representing an approximately 0.1% general partner interest in the Issuer, as well as 50% of the outstanding incentive distribution rights in the Issuer, entitling the General Partner to receive increasing percentages of quarterly distributions in excess of specified amounts.

EXPLANATORY NOTE

This Amendment No. 3 (this “Amendment”) to Schedule 13D originally filed on December 14, 2011, as previously amended (the “Schedule 13D”), with the Securities and Exchange Commission (the “Commission”) relates to the common units (“Common Units”) representing limited partner interests in Memorial Production Partners LP, a Delaware limited partnership (the “Issuer”). The Schedule 13D is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment (as amended and supplemented, this “Schedule 13D/A”). Unless set forth below, all previous Items of the Schedule 13D are unchanged. Capitalized terms used herein which are not defined herein have the meanings set forth in the Schedule 13D.

Item 1. Security and Issuer.

This Item 1 shall be deemed to amend and restate Item 1 in its entirety:

This Schedule 13D/A relates to the Common Units representing limited partner interests in the Issuer. The principal executive offices of the Issuer are located at 500 Dallas Street, Suite 1800, Houston, Texas 77002. The total number of Common Units reported as beneficially owned in this Schedule 13D/A is 310,192. The beneficial ownership of the Reporting Persons reported in this Schedule 13D/A is calculated based on the outstanding number of Common Units on March 16, 2015, as reported by the Issuer in its prospectus filed pursuant to Rule 424(b)(5) of the Securities Act of 1933, as amended, filed with the Commission on April 13, 2015.

Item 2. Identity and Background.

Item 2 is hereby amended and restated in its entirety by the following:

(a) This Schedule 13D/A is filed jointly by each of the following persons:

(i) MRD Holdco LLC, a Delaware limited liability company (“MRD Holdco”);

(ii) Natural Gas Partners VIII, L.P., a Delaware limited partnership (“NGP VIII”);

(iii) Natural Gas Partners IX, L.P., a Delaware limited partnership (“NGP IX”);

(iv) NGP IX Offshore Holdings, L.P., a Delaware limited partnership (“NGP IX Offshore”);

(v) GFW VIII, L.L.C., a Delaware limited liability company (“GFW VIII”);

(vi) G.F.W. Energy VIII, L.P., a Delaware limited partnership (“GFW Energy VIII”);

(vii) G.F.W. Energy IX, L.P., a Delaware limited partnership (“GFW Energy IX”);

(viii) GFW IX, L.L.C., a Delaware limited liability company (“GFW IX”);

(ix) NGP Energy Capital Management, L.L.C., a Texas limited liability company (“NGP ECM”); and

(x) Memorial Production Partners GP LLC, a Delaware limited liability company (the “General Partner”).

MRD Holdco, NGP VIII, NGP IX, NGP IX Offshore, GFW VIII, GFW Energy VIII, GFW Energy IX, GFW IX, NGP ECM and the General Partner are collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D/A as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended (the “Act”). Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D/A.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D/A held by any other person.

Certain information required by this Item 2 concerning the executive officers, directors and managers of the Reporting Persons is set forth on Schedule A, attached hereto, which is incorporated herein by reference.

(b) The address of the principal business office of each of the Reporting Persons is as follows:

MRD Holdco and General Partner	500 Dallas Street, Suite 1800 Houston, Texas 77002

NGP VIII, NGP IX, NGP IX Offshore, GFW VIII, GFW Energy VIII, GFW Energy IX, GFW IX and NGP ECM	5221 N. O’Connor Blvd., Suite 1100 Irving, Texas 75039

(c)              (i) MRD Holdco’s primary business activity is to hold equity interests in the Issuer and in Memorial Resource Development Corp. (“Memorial Resource”).

(ii) NGP VIII, NGP IX and NGP IX Offshore (collectively, the “Funds”) are funds managed by NGP ECM whose primary business activity is investing in various companies, such as MRD Holdco.

(iii) GFW Energy VIII’s primary business activity is to hold general partner interests in NGP VIII.

(iv) GFW VIII’s primary business activity is to hold general partner interests in GFW Energy VIII.

(v) GFW Energy IX’s primary business activity is to hold general partner interests in NGP IX and NGP IX Offshore.

(vi) GFW IX’s primary business activity is to hold general partner interests in GFW Energy IX.

(vii) NGP ECM’s primary business activity is to manage various private investment firms, including NGP VIII, NGP IX and NGP IX Offshore.

(viii) The General Partner’s principal business is to hold general partner interests and incentive distribution rights in the Issuer and to manage the business and affairs of the Issuer.

(d) – (e) None of the Reporting Persons nor, to the best of any Reporting Person’s knowledge, their respective executive officers, managers or directors (the “Listed Persons”) listed on Schedule I hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

This Item 3 shall be deemed to amend and supplement Item 3:

On June 4, 2014, the Funds and MRD Holdco entered into the Contribution, Assignment and Assumption of Membership Interest (the “Funds Contribution Agreement”). Pursuant to the Funds Contribution Agreement, the Funds contributed all of their interests in Memorial Resource Development LLC (“MRD LLC”) to MRD Holdco, after which MRD Holdco owned 100% of MRD LLC.

On June 18, 2014, MRD LLC and MRD Holdco entered into the Assignment of Membership Interests (the “MRD LLC Assignment” and, together with the Funds Contribution Agreement, the “Contribution Agreements”). Pursuant to the MRD LLC Assignment, MRD LLC distributed certain assets, including all of its 5,360,912 subordinated units in the Issuer (the “Subordinated Units”) to MRD Holdco.

On February 13, 2015 (at the end of the subordination period, as defined in and in accordance with the Issuer’s partnership agreement (the “Partnership Agreement”)) the Subordinated Units, all of which were held by MRD Holdco, converted into Common Units on a one-for-one basis (the “Conversion”).

The descriptions of the Contribution Agreements and the Partnership Agreement are qualified in their entirety by reference to the full text of the agreements, which are filed as exhibits to this Schedule 13D, and each is incorporated herein by reference.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented by the following:

On April 9, 2015, MRD Holdco, as the selling unitholder, the Issuer, Memorial Production Partners GP LLC and Memorial Production Operating LLC, entered into an underwriting agreement incorporated herein as Exhibit I with Goldman, Sachs & Co. and UBS Securities, LLC (the “Underwriters”), providing for the offer and sale of 4,661,663 Common Units and up to 699,249 additional Common Units by MRD Holdco at a price of $16.60 per Common Unit (the “Secondary Offering”). On April 14, 2015, the Selling Unitholder sold and delivered 4,661,663 Common Units to the Underwriters.

Pursuant to the Underwriting Agreement, MRD Holdco has entered into a lock-up agreement (the “MRD Lock-up Agreement”) pursuant to which it has agreed with the Underwriters not to offer, sell, contract to sell, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition) any Common Units or securities convertible into or exchangeable for Common Units during the period from April 9, 2015 continuing through and including the date thirty days thereafter, except with the prior written consent of the Underwriters. On April 15, 2015, the Underwriters waived the restrictions in the MRD Lock-up Agreement solely for the purpose of permitting MRD Holdco to sell up to 699,249 Common Units.

Subject to market conditions, MRD Holdco plans to gradually sell its remaining Common Units in 2015.

The foregoing descriptions of the Underwriting Agreement and the MRD Lock-up Agreement do not purport to be complete and are qualified in their entirety by reference to the Underwriting Agreement, which is incorporated herein as Exhibit I, and the form of lock-up agreement, which is included as Exhibit A to the Underwriting Agreement, and are incorporated herein by reference.

Except as set forth above in this Item 4, as amended and supplemented, the Reporting Persons have no other present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (i) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated by the following:

(a)-(b) The aggregate number and percentage of Common Units beneficially owned by the Reporting Persons (on the basis of a total of 84,018,214 Common Units issued and outstanding) are as follows:

(i)	MRD Holdco is the sole record owner of, and has the sole power to vote and dispose of 310,192 Common Units (0.4% of the total outstanding). MRD Holdco controls the voting power of over 50% of the outstanding shares of common stock of, and has the right to appoint up to three of the directors of the Board of Directors of, Memorial Resource. Memorial Resource controls the General Partner, the general partner of the Issuer. By virtue of its control of Memorial Resource, MRD Holdco may be deemed the indirect beneficial owner of the 0.1% general partner interest in the Issuer and incentive distribution rights in the Issuer.

(ii)	NGP VIII, NGP IX, NGP IX Offshore, GFW VIII, GFW Energy VIII, GFW Energy IX, GFW IX and NGP ECM do not directly own any Common Units. NGP VIII, NGP IX and NGP IX Offshore control an approximate 50.3%, 47.2% and 2.4% interest, respectively, in MRD Holdco. By virtue of controlling MRD Holdco, each of NGP VIII, NGP IX and NGP IX Offshore may be deemed to (i) beneficially own those Common Units beneficially owned by MRD Holdco, representing 310,192 Common Units (0.4%) and (ii) possess shared voting and dispositive powers with respect to those Common Units. By virtue of their respective control over NGP VIII, NGP IX and NGP IX Offshore, GFW VIII, GFW Energy VIII, GFW Energy IX, GFW IX and NGP ECM may be deemed to beneficially own those Common Units beneficially owned by MRD Holdco, representing 310,192 Common Units (0.4%).

(iii)	The General Partner does not directly own any Common Units. The General Partner may be deemed to beneficially own (i) the 0.1% general partner interest in the Issuer and (ii) 50% of the incentive distribution rights in the Issuer.

The above Reporting Persons disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests therein, and this report shall not be deemed an admission that the reporting persons are the beneficial owner of the reported securities for purposes of Section 16 or for any other purpose.

(c) There have been no reportable transactions with respect to the Common Units within the last 60 days by the Reporting Persons except for the Conversion, the disposition of beneficial ownership of Common Units being reported on this Schedule 13D/A and the following sales of Common Units by MRD Holdco:

(i)	On April 16, 2015, MRD Holdco sold 152,130 Common Units in the open market at an average price per unit of $17.19.

(ii)	On April 17, 2015, MRD Holdco sold 236,927 Common Units in the open market at an average price per unit of $16.99.

(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover pages of this Schedule 13D/A and in this Item 5. See Schedule A for the information applicable to the Listed Persons. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.

(e) The Reporting Persons, as of April 14, 2015, are no longer beneficial owners of more than five percent of the outstanding Common Units.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by the following:

The information set forth or incorporated in Item 3 is hereby incorporated by reference.

In connection with the Secondary Offering, MRD Holdco and the General Partner’s directors and executive officers have entered into lock-up agreements with respect to their Common Units, pursuant to which they are subject to certain resale restrictions for a period of 30 days following April 9, 2015, the date of the prospectus relating to the secondary Offering. On April 15, 2015, the Underwriters waived the restrictions in the MRD Lock-up Agreement solely for the purpose of permitting MRD Holdco to sell up to 699,249 Common Units.

The description of the lock-up agreements set forth in this Item 6 does not purport to be complete and is qualified in its entirety by reference to the full text of the form of lock-up agreement, which is incorporated by reference as Exhibit I.

To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 4 above summarizes certain provisions of the Underwriting Agreement and the MRD Lock-up Agreement and is incorporated herein by reference. A copy of the Underwriting Agreement, which includes the form of lock-up agreement as Exhibit A thereto, is incorporated by reference herein as Exhibit I.

Item 7. Material to be filed as Exhibits.

Exhibit A	Joint Filing Agreement among the Reporting Persons, dated April 20, 2015 (filed herewith)

Exhibit B	First Amended and Restated Agreement of Limited Partnership of Memorial Production Partners LP (attached as Exhibit 3.1 to the Issuer’s current report on Form 8-K (File No. 001-35364) filed with the Commission on December 15, 2011 and incorporated herein in its entirety by reference)

Exhibit C	Amended and Restated Limited Liability Company Agreement of Memorial Production Partners GP LLC (attached as Exhibit 3.2 to the Issuer’s current report on Form 8-K (File No. 001-35364) filed with the Commission on December 15, 2011 and incorporated herein in its entirety by reference)

Exhibit D	Contribution, Conveyance and Assumption Agreement by and among Memorial Resource Development LLC, BlueStone Natural Resources Holdings, LLC, BlueStone Natural Resources, LLC, Memorial Production Partners GP LLC, Memorial Production Partners LP, and Memorial Production Operating LLC (attached as Exhibit 10.4 to the Issuer’s current report on Form 8-K (File No. 001-35364) filed with the Commission on December 15, 2011 and incorporated herein in its entirety by reference)

Exhibit E	Purchase and Sale Agreement by and among Memorial Resource Development LLC, Classic Hydrocarbons Holdings, L.P., Classic Hydrocarbons Operating, LLC, Craton Energy Holdings III, LP, Memorial Production Partners GP LLC, Memorial Production Partners LP, and Memorial Production Operating LLC (attached as Exhibit 10.5 to the Issuer’s current report on Form 8-K (File No. 001-35364) filed with the Commission on December 15, 2011 and incorporated herein in its entirety by reference)

Exhibit F	Contribution, Conveyance and Assumption Agreement by and among Memorial Resource Development LLC, WHT Energy Partners LLC, Memorial Production Partners GP LLC, Memorial Production Partners LP, and Memorial Production Operating LLC (attached as Exhibit 10.6 to the Issuer’s current report on Form 8-K (File No. 001-35364) filed with the Commission on December 15, 2011 and incorporated herein in its entirety by reference)

Exhibit G	Contribution, Assignment and Assumption of Membership Interest, dated as of June 4, 2014, by and among Natural Gas Partners VII, L.P., Natural Gas Partners IX, L.P., NGP IX Offshore Holdings, L.P., as assignors, and MRD Holdco LLC, as assignee (filed herewith)

Exhibit H	Assignment of Membership Interests, dated as of June 18, 2014, between Memorial Resource Development LLC and MRD Holdco LLC (filed herewith)

Exhibit I	Underwriting Agreement, dated as of April 9, 2015, by and among Memorial Production Partners LP, Memorial Production Partners GP LLC, Memorial Production Operating LLC, MRD Holdco LLC and Goldman, Sachs & Co. and UBS Securities LLC as the underwriters, including the form of Lock-up Agreement as Exhibit A (attached as Exhibit 1.1 to the Issuer’s current report on Form 8-K (File No. 001-35364) filed with the Commission on April 13, 2015 and incorporated herein in its entirety by reference)

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2015

MRD HOLDCO LLC

By:	/s/ Kyle N. Roane
Kyle N. Roane
Vice President, General Counsel & Corporate Secretary

NATURAL GAS PARTNERS VIII, L.P.

	By:	G.F.W. Energy VIII, L.P., its general partner

By: GFW VIII, L.L.C., its general partner

By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Authorized Member

NATURAL GAS PARTNERS IX, L.P.

	By:	G.F.W. Energy IX, L.P., its general partner

By: GFW IX, L.L.C., its general partner

By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Authorized Member

NGP IX OFFSHORE HOLDINGS, L.P.

	By:	G.F.W. Energy IX, L.P., its general partner

By: GFW IX, L.L.C., its general partner

By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Authorized Member

G.F.W. ENERGY VIII, L.P.

	By:	GFW VIII, L.L.C., its general partner

By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Authorized Member

GFW VIII, L.L.C.

By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Authorized Member

G.F.W. ENERGY IX, L.P.

	By:	GFW IX, L.L.C., its general partner

By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Authorized Member

GFW IX, L.L.C.

By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Authorized Member

NGP ENERGY CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Kenneth A. Hersh
Kenneth A. Hersh
Chief Executive Officer

MEMORIAL PRODUCTION PARTNERS GP LLC

By:	/s/ Kyle N. Roane
Kyle N. Roane
Senior Vice President, General Counsel and Corporate Secretary

SCHEDULE A

The name and business address of each of the executive officers, managers and directors of each of the Reporting Persons are set forth below. The present principal occupation or employment of each of the executive officer, managers and directors of each of the Reporting Persons are also set forth below (outside of similar positions held with respect to other entities directly or indirectly managed or advised by the Issuer or MRD Holdco).

MRD Holdco LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
John A. Weinzierl	Chief Executive Officer and Manager	(1)	United States
William J. Scarff	President	(1)	United States
Andrew J. Cozby	Vice President, Finance	(1)	United States
Larry R. Forney	Vice President, Operations	(1)	United States
Kyle N. Roane	Vice President, General Counsel and Corporate Secretary	(1)	United States
Gregory M. Robbins	Vice President, Corporate Development	(1)	United States
Patrick T. Nguyen	Chief Accounting Officer	(1)	United States
Jason M. Childress	Assistant Secretary	(1)	United States
Kenneth A. Hersh	Manager	(1)	United States
Scott A. Gieselman	Manager	(1)	United States
Tony R. Weber	Manager	(1)	United States

Natural Gas Partners VIII, L.P.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
N/A

Natural Gas Partners IX, L.P.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
N/A

NGP IX Offshore Holdings, L.P.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
N/A

G.F.W. Energy VIII, L.P.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
N/A

GFW VIII, L.L.C.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
N/A

G.F.W. Energy IX, L.P.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
N/A

GFW IX, L.L.C.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
N/A

NGP Energy Capital Management, L.L.C.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Kenneth A. Hersh	Chief Executive Officer and Manager	(2)	United States
Tony R. Weber	Chief Operating Officer and Manager	(2)	United States
Jill W. Lampert	Chief Financial & Administrative Officer	(2)	United States
David R. Albin	Manager	(2)	United States

Memorial Production Partners GP LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
John A. Weinzierl	Chief Executive Officer and Chairman	(1)	United States
William J. Scarff	President	(1)	United States
Robert L. Stillwell, Jr.	Vice President and Chief Financial Officer	(1)	United States
Christopher S. Cooper	Senior Vice President and Chief Operating Officer	(1)	United States
Patrick T. Nguyen	Vice President and Chief Accounting Officer	(1)	United States
Kyle N. Roane	Senior Vice President, General Counsel and Corporate Secretary	(1)	United States
Gregory M. Robbins	Senior Vice President, Corporate Development	(1)	United States
W. Donald Brunson	Director	(1)	United States
Jonathan M. Clarkson	Director	(1)	United States
Scott A. Gieselman	Director	(1)	United States
Kenneth A. Hersh	Director	(1)	United States
P. Michael Highum	Director	(1)	United States
Tony R. Weber	Director	(1)	United States

(1)	500 Dallas Street, Suite 1800, Houston, Texas 77002.
(2)	5221 N. O’Connor Boulevard, Suite 1100, Irving, Texas 75039.